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               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                     -----------------------


                          SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 The Immune Response Corporation
----------------------------------------------------------------
                        (Name of Issuer)


                          Common Shares
----------------------------------------------------------------
                 (Title of Class of Securities)


                           45252T 10 6
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                         (CUSIP Number)

                          -------------


  Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




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CUSIP No. 45252T 10 6        13G         Page   2   of      Pages
---------------------                    ------------------------


  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Rhone-Poulenc Rorer Inc.             23-1699163
  --------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) []
                                              (b) []

                NA
  --------------------------------------------------------------
  3    SEC USE ONLY


  --------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Pennsylvania
  --------------------------------------------------------------
NUMBER OF       5   SOLE VOTING POWER
SHARES                                       1,359,818
             --------------------------------------------------
BENEFICIALLY
OWNED BY        6   SHARED VOTING POWER      - 0 -
             --------------------------------------------------
EACH
REPORTING       7   SOLE DISPOSITIVE POWER   1,359,818
             --------------------------------------------------
PERSON WITH     8   SHARED DISPOSITIVE POWER - 0 -
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  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                                         1,359,818
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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES             [ ]

----------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                8.1%
----------------------------------------------------------------
  12         TYPE OF REPORTING PERSON

                CO
----------------------------------------------------------------



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Item 1(a).     Name of Issuer:

               The Immune Response Corporation
          ------------------------------------------------------
Item 1(b).     Address of Issuer's Principal Executive Offices:

               5939 Darwin Court, Carlsbad, CA  92008
          ------------------------------------------------------
Item 2(a).     Name of Person Filing:

               Rhone-Poulenc Rorer Inc.
          ------------------------------------------------------

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Item 2(b).     Address of Principal Business Office or,
               if None, Residence:

               500 Arcola Road, Collegeville, PA  19426
          ------------------------------------------------------


Item 2(c).     Citizenship:

               U.S. Pennsylvania
          ------------------------------------------------------


Item 2(d).     Title of Class of Securities:

               Common Stock
          ------------------------------------------------------


Item 2(e).     CUSIP Number:

               45252T  10  6
          ------------------------------------------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act,

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [ ]   Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G); see Item 7,


     (h) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4. Ownership.

  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a)  Amount beneficially owned:
         1,359,818
      ----------------------------------------------------------

  (b)  Percent of class:
         8.1%
      ----------------------------------------------------------

  (c)  Number of shares as to which such person has:

  (i)  Sole power to vote or to direct the vote              1,359,818
                                                     ------------------

  (ii) Shared power to vote or to direct the vote            - 0 -
                                                     ------------------

  (iii) Sole power to dispose or to direct the disposition
        of                                                   1,359,818
                                                     ------------------

  (iv)  Shared power to dispose or to direct the
        disposition of                                       - 0 -
                                                     ------------------
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The filer, then known as Rorer Group Inc., acquired its shares of the issuer in a private transaction in August 1988. Since
August 1990, Rhone-Poulenc S.A. has owned 68% of the shares of the filer.

As previously disclosed in filer's Form 3, filed in connection with the issuer's initial public offering in 1991, the filer owned common shares of the issuer and preferred shares convertible into common shares of the issuer upon closing of the issuer's initial public offering totaling 1,469,818 common shares. The derivative securities were acquired in transactions in 1988.

As previously disclosed in issuer's proxy statement prepared in connection with its 1992 annual meeting of shareholders, filer had beneficial ownership of 9.6% of issuer's outstanding shares of common stock on March 23, 1992.

As previously disclosed in issuer's proxy statement prepared in connection with its 1993 annual meeting of shareholders, filer had beneficial ownership of 8.5% of issuer's outstanding shares of common stock on March 31, 1993.

As previously disclosed in issuer's proxy statement prepared in connection with its 1994 annual meeting of shareholders, filer had beneficial ownership of 8.9% of issuer's outstanding shares of common stock on March 31, 1994.

As previously disclosed in issuer's proxy statement prepared in connection with its 1995 annual meeting of shareholders, filer had beneficial ownership of 8.8% of issuer's outstanding shares of common stock on April 14, 1995.

In December 1995, filer sold in open market transactions 110,000 common shares and thus had at December 31, 1995, beneficial ownership of 1,359,818 common shares which it believes constituted 8.1% of issuer's outstanding shares of common stock.

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Item 5. Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [    ].


Item 6. Ownership of More than Five Percent on Behalf of Another
        Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1 (c), attach an exhibit stating the identification of the relevant subsidiary.


Item 8. Identification and Classification of Members of the
        Group.

  If a group has filed this Schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


Item 9. Notice of Dissolution of Group.

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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Item 10. Certification.

                       SIGNATURE

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 14, 1996
                           ---------------------------------
                                   (Date)


                              /s/   Richard B. Young
                           ---------------------------------
                                   (Signature)


                              Richard B. Young,
                              Vice President
                           ---------------------------------
                                   (Name/Title)